Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

						Nine Months Ended June 30, 2012
	Year Ended September 30,
	2007	2008	2009	2010	2011
Earnings:
Earnings from continuing operations before income taxes	$3,107	3,645	2,450	2,879	3,631	2,522
Fixed charges	356	351	362	398	370	274
Earnings, as defined	$3,463	3,996	2,812	3,277	4,001	2,796

Fixed Charges:
Interest Expense	$261	244	244	280	246	181
One-third of all rents	95	107	118	118	124	93
Total fixed charges	$356	351	362	398	370	274

Ratio of Earnings to Fixed Charges	9.7X	11.4X	7.8X	8.2X	10.8X	10.2X